UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 4, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Horizon Pharma plc

File No. 001-35238 - CF#32154

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Horizon Pharma plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed February 27, 2015, as amended.

Based on representations by Horizon Pharma plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.56	through April 10, 2018
Exhibit 10.57	through April 10, 2020
Exhibit 10.77	through November 5, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary